Final Term Sheet Medium-Term Notes, Series M – Fixed Rate September 26, 2011	Filed Pursuant to Rule 433 Registration No. 333-163273

PACCAR Financial Corp.

Medium-Term Notes, Series M – Fixed Rate

CUSIP # 69371RK39

(the “Notes”)

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☐ Barclays Capital Inc.

☒ Citigroup Global Markets Inc.

☐ BNP Paribas Securities Corp.

☒ Mitsubishi UFJ Securities (USA), Inc.

☐ Goldman, Sachs & Co.

☒ J.P. Morgan Securities LLC

☒ Other: U.S. Bancorp Investments, Inc.

                 Banco Bilbao Vizcaya Argentaria, S.A.

acting as ☒ principal ☐ agent

at: ☐ varying prices related to prevailing market prices at the time of resale

     ☒ a fixed initial public offering price of 99.889% of the Principal Amount.

Principal Amount: $400,000,000	Original Issue Date: September 29, 2011 (T+3)

Agent’s Discount or Commission: 0.20%	Final Maturity Date: September 29, 2014

Nets Proceeds to Company: $398,756,000	Interest Payment Date(s): March 29 and September 29, commencing March 29, 2012.

Record Dates: The March 15 and September 15 next preceding the applicable Interest Payment Date

Treasury Benchmark: 0.25% due 9/15/14

Treasury Yield: 0.388%

Reoffer Spread: T+120bps

Reoffer Yield: 1.588%

Interest Rate: 1.550% per annum

Redemption:

☒	The Notes may not be redeemed prior to the Maturity Date.
☐	The Notes may be redeemed at our option prior to the Maturity Date.
Initial Redemption Date:
Initial Redemption Percentage: %
Annual Redemption Percentage Reduction: % until Redemption Percentage is 100% of the Principal Amount.

Repayment:

☒	The Notes may not be repaid prior to the Maturity Date.
☐	The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
Option Repayment Date(s):

Currency:

Specified Currency: USD (If other than U.S. dollars, see attached)
Minimum Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Exchange Rate Agent:	(Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐

Issue Price:         %

Form:      ☒  Book-Entry       ☐      Certificated

Plan of Distribution:

Name	Title	Principal Amount of Notes
Citigroup Global Markets Inc.	Bookrunner	$120,000,000.00
JP Morgan Securities LLC	Bookrunner	$120,000,000.00
Mitsubishi UFJ Securities (USA), Inc.	Bookrunner	$120,000,000.00
Banco Bilbao Vizcaya Argentaria, S.A.	Co-Manager	$20,000,000.00
U.S. Bancorp Investments, Inc.	Co-Manager	$20,000,000.00
Total		$400,000,000.00

Other Provisions:

Banco Bilbao Vizcaya Argentaria, S.A., one of the agents, is not a broker-dealer registered with the United States Securities and Exchange Commission. Banco Bilbao Vizcaya Argentaria, S.A. will only make sales of Notes in the United States, or to nationals or residents of the United States, through affiliates who are registered broker-dealers in compliance with applicable securities laws and the rules and regulations of the Financial Industry Regulatory Authority.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, JP Morgan Securities LLC or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling JP Morgan Securities LLC at 1-212-834-4533.